

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 5, 2016

Tore Halvorsen
Director
TechnipFMC Limited
c/o Legalinx Limited
London, ED4A 1BR
United Kingdom

> **Re:** **TechnipFMC Limited**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed September 19, 2016**
> **File No. 333-213067**

Dear Mr. Halvorsen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2016 letter.

Risk Factors, page 42

Technip's prior work in Iran related to certain past project may be subject to U.S. sanctions…, page 71

1. We note your response to prior comment 2. We are aware of a May 2016 news article reporting that Iran's Arya Sasol Polymer Company plans to debottleneck its ethane cracker to raise capacity, that the project has already started under license with Technip, and that it should be completed by the end of 2017. It is not clear to us that this activity is captured by your response. Please clarify, and/or discuss this activity and any other activity within the purview of the prior comment but not captured by the response.

The Industry in Which Technip Operates, page 131

Market Environment, page 131

2.   In your response to prior comment 9, you state that your disclosure that the IEA expects by the end of 2018 oil and gas companies will restart their investments due to the natural depletion of their production is supported by page 3 of the *IEA's World Energy Outlook 2015- Executive Summary*. However, we could not locate in the IEA Executive Summary any reference to "2018" or other support for this statement that you attribute to the IEA. Please remove this reference or provide additional support.

FMCTI Reasons for the Mergers and Recommendation of the FMCTI Board, page 183

3.   You state in response to prior comment 13 that FMCTI management is responsible for evaluation of the Onshore/Offshore business segment, and that you revised your disclosure to remove the reference to the consultant. However, you still disclose that the evaluation, while organized by FMCTI's management, was performed by an expert consultant. Therefore, we re-issue prior comment 13.

Opinion of Evercore as Financial Advisor to FMCTI, page 188

4.   We note that additional detail and tabular information appears in the board books you provided in response to prior comment 11. As appropriate, please expand the summary to provide pertinent data or details, such as the tabular disclosure that is included in the following analyses in Evercore's May 18, 2016 presentation, but not provided in the proxy statement / prospectus disclosure:
     *   Summary of Publicly Traded Companies Analysis – Aggregate (page 25);
     *   Research Analyst Price Target Analysis (page 29), and
     *   Contribution Analysis (page 30).

5.   Similarly, please disclose the size of the entities chosen as "comparable" for the two summarized "selected publicly traded companies analyses." We note the information that appears in Evercore's May 18, 2016 presentation at pages 23-24 and 26-27 in that regard. See prior comment 15. Please also expand your summary to provide the information you included in your supplemental response to prior comment 16.

FMCTI Management Unaudited Forward-Looking Financial Information for Technip, page 206

6.   We note your response to prior comment 12. However, reference to Evercore's May 18, 2016 presentation suggests that net income projections for Technip were provided and used in certain analyses, for example in the contribution analysis provided to the board for informational purposes. Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances. See Item 10(b)(2) of Regulation S-K.

<u>Board of Directors and Management of Topco Following Completion of the Mergers, page 230</u>

7.	We note your response to prior comment 30. Please advise how you will notify those voting regarding the identities (and required disclosures) of those who will be serving in these capacities, and also revise to explain any potential issues, such as taking any necessary corporate action, if for whatever reason an insufficient number will be serving immediately after closing of the Mergers.

<u>Material U.K. Tax Considerations, page 284</u>

8.	We note your response to prior comment 22, in which we asked for additional clarity with regard to the tax consequences for U.S. holders of FMCTI shares. If the discussion which you provide in this section only applies to full-time U.K. residents/non-U.S. holders, please revise the caption to make this clear.

<u>Annexes B and C-1 (Opinions of Evercore and Rothschild)</u>

9.	We note your response to prior comment 23, but we note that disclaimer language which could cause doubt regarding the right of investors to rely on the opinion remains. Please revise accordingly.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

		Sincerely,

		/s/H. Roger Schwall

		H. Roger Schwall
		Assistant Director
		Office of Natural Resources

cc:	Roderick O. Branch
	Latham & Watkins LLP